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                               October 20, 2022

       Hiroyuki Sugimoto
       Chairman and Chief Executive Officer
       SYLA Technologies Co., Ltd.
       Ebisu Prime Square Tower 7F, 1-1-39
       Hiroo, Shibuya-ku, Tokyo, Japan

                                                        Re: SYLA Technologies
Co., Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
26, 2022
                                                            CIK No. 0001946216

       Dear Hiroyuki Sugimoto:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 26, 2022

       Cover Page

   1. We note that you have checked the Rule 415 box on the outside cover page, yet disclosures elsewhere
indicate that this is a firm commitment, underwritten offering.
                                                        Please advise or revise
accordingly.
       Prospectus Summary, page 1

   2. We note that your prospectus summary and business sections include several inactive
                                                        URLs. Note that you are
responsible for information on the sites that are accessible through the resulting
hyperlinks and you will be subject to the civil liability and antifraud provisions of the
federal securities laws with reference to the information contained in the
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
October 20, 2022
Page 2
         linked material. Please see Rule 105(c) of Regulation S-T. Additionally, please revise each cite to clarify what data or other information, if any, you believe is important for investors or revise to remove the URLs. Note that required material information should be included in the registration statement.
3.       We note your disclosure on page 3 that "[you] aim to redirect a portion of the
         approximately   1,100trillion (approximately US$9.5 trillion) in cash
and deposits
         languishing in Japan to asset management." Please clarify your disclosure to specifically address how you plan to accomplish this aim.
4. Please clarify whether the target areas for the "SYFORME" brand, which you indicate will be located in close proximity to train stations, are the same as or differ from the target areas identified on page 4 of your prospectus, namely Tokyo, Yokohama and Kawasaki.
5. We note your disclosure on page 7 that "[you] expect online transactions to account for
         90% of [y]our sales in the next fiscal year" and on page 3 that "[you] believe that the online transaction ratio will eventually approach 66%, similar to the online transaction ratio of banks." Please provide your basis of support for these statements, including a timeframe for the term "eventually," and consider including comparative figures with respect to current transactions. We note, in particular, the statement in the graphic included on page 84 of your prospectus that the percentage of online real estate transactions is expected to improve to 30% in ten years.
Selected Consolidated Financial Information and Operating Data
Reconciliation of non-GAAP measures, page 18

6. We note your non-GAAP measure includes an adjustment for "Other expenses." Please provide us with further description and quantification of the items included in this adjustment line. Additionally, please address your consideration of Non-GAAP Financial
         Measures Compliance and Disclosure Interpretations, Question 100.01. Risk Factors, page 21

7. We note your risk factor disclosure on page 30 that 24.12% of your revenues in 2021 were generated from a single customer and that 16.16% of your total supplies in 2020 were furnished by a single supplier. Please revise your disclosure in the prospectus to provide more details regarding your relationship with this customer and supplier, including which types of services and supplies are provided, the billing method for your agreements, and whether such agreements involve long term contracts or arrangements. Regarding your supplier, please disclose the risks of this reliance and any disruptions you have
FirstName LastNameHiroyuki Sugimoto
       experienced due to such reliance. Also, please advise us whether you have any material
Comapany   NameSYLA
       agreements        Technologies
                    with either          Co.,which
                                entity upon   Ltd. you are substantially
dependent. Refer to Item
October601(b)(10)  of Regulation
         20, 2022 Page  2         S-K.
FirstName LastName
 Hiroyuki Sugimoto
FirstName LastNameHiroyuki
SYLA Technologies  Co., Ltd. Sugimoto
Comapany
October 20,NameSYLA
            2022      Technologies Co., Ltd.
October
Page 3 20, 2022 Page 3
FirstName LastName
To a certain extent, we rely on subcontractors, which can expose us to various liability risks., page 28

8. You state on page 28 that you rely on subcontractors "to a certain extent." Please revise to discuss your reliance on subcontractors in quantified terms. Given this reliance, it appears you should include a discussion of your dependence on subcontractors in the Business description.
Reliance on vendors for products and components for our production of our crypto mining machines, many of which are single-source..., page 51

9. We note your disclosure that certain raw materials related to the manufacture of your products are only available from single-source and limited-source suppliers.
         Please expand your disclosure here to discuss, if applicable, whether prices and/or availability of raw materials are currently volatile and to name any principal suppliers.
         See Item 101(h)(4)(v) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
67

10. Revise to discuss any known trends, uncertainties, demands, commitments, or events that
         are reasonably likely to have a material effect on the company   s net
sales or revenues,
         income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. We note your discussion about the impact of
         COVID-19 on your business, however, please expand your MD&A to discuss, as applicable, the impact of economic conditions, including inflation, supply chain disruptions, and labor shortages. Refer to Item 5.D. of Form 20-F.
11. We note that your discussion of comparative results of operations does not fully address material changes in financial statement line items for the comparative periods. Please include a quantitative and qualitative description of the reasons and factors underlying material changes, including where material changes within a line item offset one another.
         In addition, you should remove vague terms such as primarily and mainly in favor of specific quantifications.
Description of Business, page 81

12. We note your risk factor disclosure regarding patents and licenses you have filed with the
         Japanese patent office. Please describe the extent to which you are dependent on patents or licenses, industrial, commercial or financial contracts (including contracts with customers or suppliers), where such factors are material to your business or profitability.
         Refer to Item 4.B.6. of Form 20-F.
13. We note your risk factor disclosure on page 50 that your business experiences seasonality in customers booking projects at the end of the calendar year. Please include a description
 Hiroyuki Sugimoto
FirstName LastNameHiroyuki
SYLA Technologies  Co., Ltd. Sugimoto
Comapany
October 20,NameSYLA
            2022      Technologies Co., Ltd.
October
Page 4 20, 2022 Page 4
FirstName LastName
         of this seasonality. Refer to Item 4.B.3. of Form 20-F.
14. With respect to the graphic on page 84, please clarify what is meant by transactions involving "securities" and consider providing a more recent figure for comparison than
         2018, if available. Clarify which dates relate to which statistics and explain how the percentage of online real estates transactions was less than zero.
15. We note that the sales and marketing graphic provided on page 95 and the customers graphic on page 97 of your prospectus contain references to the asset management platforms in Japanese. Please revise to add the English translation next to each use.
16. Please provide additional details regarding your alliance with Rakuten Group, Inc. Clarify to what extent your 186,000 members as of September 2022 are derived from the marketing program associated with Rakuten Group, Inc. Please describe the nature of the program, including how it achieves traffic between Rakuten Group and Rimawari-kun, how Rakuten points are converted into Rimawari-kun coins, and what constitutes a
         Rimawari-kun coin.
17. We note your references to "registered members." Please disclose whether there are any fees associated with being a registered member. Clarify whether end users must be registered in order to access your products and services. In addition, disclose the dates and sources for the statistics you cite on page 85 with regard to Fundrise and
         RealtyMogul.
18. For each of the Key Performance Indicators (KPIs) that you have set to achieve within approximately the next two months, or by December 2022, please clarify whether you currently expect to achieve those KPIs. To the extent your achievement of the KPIs depends on one or more key factors, or you have identified challenges to achieving the
         KPIs, please include a discussion of those factors and/or challenges.
19. Please provide additional disclosure clarifying the distinctions between the asset management platform systems "Rimawari-kun" and "Rimawari-kun Pro." In addition, expand your discussion of the Rimawari-kun Pro platform. For instance, please explain how the platforms differ with respect to factors such as membership, properties available on the platform, and other key functions. Consider including a side-by-side table or graphic comparing the offerings of each. Are any customers of one platform also customers of the other? How does the "Pro" platform enable access to "merchandise that would normally be difficult to distribute in the market" and describe the "merchandise"
         and the difficulty with distribution. How are the two platforms linked as described at the top of page 88?
Description of Business
Description of our Businesses, page 85

20. We note your disclosure of various KPIs on pages 85 to 87. Please tell us your basis for including the various projections and the assumptions used. Tell us how you considered
 Hiroyuki Sugimoto
SYLA Technologies Co., Ltd.
October 20, 2022
Page 5
      which projections to include for your various businesses. We refer you to the guidance in
      Section 229.10(b)(1) and (2) of Regulation S-K.
NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
Reorganization, page F-7

21. We note your disclosure stating that the financial statements have been prepared using a
      "carve-out basis" to present the historical financial position and results of operations for your company. Please explain to us how you determined it is appropriate to exclude the four divested companies from your consolidated financial statements. Also, provide us with the accounting guidance you relied on for this presentation.
General

22. Please define acronyms and other terms when first used. For example, the acronym
      "GPU" is used on pages 2 and 5, but is defined on page 12 of your prospectus. In addition, we note your use of various customer brackets in the summary and throughout the prospectus, including "upper-mass bracket," "mass bracket," and "semi-affluent bracket," some of which are defined on page 95.
23. We note your references to the metaverse on pages 70 and 104 and your plans to launch
      Rimawari-kun Town in November 2022. Please tell us and provide expanded disclosure about how your business will be conducted in the metaverse, what Rimawari-kun Town is and how it operates, and how Rimawari-kun coins will be generated and used. From your disclosure, it appears that customers can use Rimawari-kun coins to invest in projects within the Rimawari-kun platform. Clarify whether your plans to use augmented reality/virtual reality with respect to Rimawari-kun Town relate in any way to the use of virtual properties. We may have further comments.
       You may contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                             Sincerely,
FirstName LastNameHiroyuki Sugimoto
                                                             Division of
Corporation Finance
Comapany NameSYLA Technologies Co., Ltd.
                                                             Office of Real
Estate & Construction
October 20, 2022 Page 5
cc:       Craig D. Linder, Esq.
FirstName LastName